Exhibit 10.2

_____ __, 20___

Name
Business Unit

Dear _____:

On _____ __, 20___, the Compensation Committee of the Board of Directors granted you _____ restricted shares of ITW common stock the market value of which would be the average of the high and low share price on the grant date.

The shares are "restricted" because you may not sell, assign, transfer, pledge or otherwise encumber them until they vest and are distributed to you. The restricted shares will vest and be distributed to you in three annual installments on _____ __, 20___, _____ __, 20___ and _____ __, 20___, but only if you are employed by ITW or one of its subsidiaries on the date that they are scheduled to vest. If your employment terminates for any reason prior to _____ __, 20___, all unvested restricted shares will be forfeited. The Compensation Committee also may forfeit any unvested shares if they determine that you have acted in a manner adversely affecting ITW.

You have the right to vote the restricted shares and to receive dividends commencing with the dividend to be paid to stockholders on _____ __, 20___. The dividends will be taxable income to you subject to withholding. You also will recognize taxable income subject to withholding on each date that the restricted shares vest. Such taxable income will equal the fair market value of ITW common stock on the vesting date multiplied by the number of restricted shares that vest on that date. Alternatively, you may elect to recognize taxable income this year on all or a portion of the restricted shares by filing an election with the Internal Revenue Service prior to _____ __, 20___, a very short time period. For more information concerning this election we also recommend that you consult with your accountant or other tax advisor.

Your rights with respect to the restricted shares are contingent upon your satisfaction of all applicable tax withholding obligations. The restricted shares are subject to the terms of the Stock Incentive Plan, as described in the attached Prospectus. Notwithstanding the foregoing, the provisions of the Plan providing for vesting upon retirement, death or disability do not apply to these restricted shares.

If you have any questions regarding this grant contact Robyn McCarthy at 847-657-4225 or Heather Liay at 847-657-4520.

A Form 4 has been filed by ITW with the Securities and Exchange Commission to report the grant of the restricted shares. Any sale by you of the restricted shares after they vest is subject to window period requirements and timely filing on Form 4.

Yours sincerely,

W. James Farrell
Chairman and Chief Executive Officer

Please acknowledge receipt of this letter by signing and dating both copies of this letter and returning the "CORPORATE COPY" to the corporate office in the envelope provided as soon as possible.

Sign: _____

Date: _____